Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

EROS STX GLOBAL CORPORATION

(the “Company”)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of the Company will be held on December 21, 2021 virtually via the internet at www.meetnow.global/MZ2M9AW at 2:00 pm GMT (UK) for the transaction of the business set out below.

BUSINESS

To consider the enclosed information and, if thought fit, to pass the following resolutions:

1.	To re-elect Mr. Dilip Thakkar as a Class I director; and

2.	To re-elect Mr. John Zhao as a Class I director ..

November 26, 2021

By order of the Board	Registered Office

Robert B. Simonds, Jr.	First Names House
Executive Co-Chairman &	Victoria Road
Chief Executive Officer	Douglas Isle of Man
IM2 4DF
Kishore Lulla	British Isles
Executive Co-Chairman	Registered Number 007466V

Notes:

(i)

A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend and to vote in his or her stead. A member may appoint one or more proxies in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

(ii)

In the case of joint holders, the signature of only one of the joint holders is required on the Annual General Meeting Proxy Card. However, if more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

(iii)

To appoint a proxy, registered holders may visit www.envisionreports.com/ESGC, where you can also view all proxy materials. To be valid, the Annual General Meeting Proxy Card, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of the same, must be deposited by 2:00 pm GMT on December 17, 2021 at the offices of the Company’s Transfer Agent, Computershare Trust Company, N.A., 462 South 4th Street, Suite 1600, Louisville, KY 40202, United States of America. The completion and return of the Annual General Meeting Proxy Card will not preclude a member from attending the AGM and voting in person.

(iv)

The Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 2:00 pm GMT on December 19, 2021, or, in the event that the AGM is adjourned, on the register of members 48 hours before the time of any adjourned AGM shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after 2:00 pm GMT on December 19, 2021 or, in the event that the AGM is adjourned, on the register of members of the Company less than 48 hours before the time of any adjourned AGM, shall be disregarded in determining the rights of any person to attend and vote at the AGM.

(v)	The Directors have fixed the close of business on November 26, 2021, as the record date (the “Record Date”) for the determination of the shareholders who will be given notice of the AGM.

(vi)

As at the Record Date the Company’s issued share capital was comprised of 357,331,500 A ordinary shares and 21,700,418 B ordinary shares. Each A ordinary share carried the right to one vote at the AGM and each B ordinary share carried the right to ten votes at the AGM, therefore, the total number of voting rights in the Company as at the Record Date is 574,335,680.

(vii)

The following documents will be available for inspection upon request or at the Company’s registered office at First Names House, Victoria Road, Douglas, Isle of Man, IM2 4DF, British Isles during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the AGM and at the AGM for 15 minutes prior to and during the AGM:

(a)	copies of the service contracts and letters of appointment of all directors of the Company; and

(b)	a copy of the Memorandum and Articles of Association of the Company.

IMPORTANT ANNOUNCEMENT FOR

EROS STX GLOBAL CORPORATION (“EROS STX”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Location of the Annual General Meeting of Shareholders (“AGM”)

Meeting Date: Tuesday, December 21, 2021

Meeting Time: 2 pm GMT (UK)

Meeting Access: www.meetnow.global/MZ2M9AW

We are very pleased that this year’s AGM will be hosted as a completely virtual meeting of shareholders, which will be conducted solely online via live webcast. You will be able to attend and participate in the AGM online, vote your shares electronically and submit your questions prior to and during the meeting by visiting: https://meetnow.global/MZ2M9AW at the meeting date and time described in the accompanying proxy statement. There is no physical location for the AGM.

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Instruction/Q&A Section

Q: How can I attend the AGM with the ability to ask a question and/or vote?

A: The AGM will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the AGM only if you were a stockholder of the Company as of the close of business on the Record Date (“Registered Holder”), or if you hold a valid legal proxy for the AGM if you are a beneficial holder and hold your shares through an intermediary, such as a bank or broker (“Beneficial Holder”).

No physical meeting will be held.

As a Registered Holder, you will be able to attend the AGM online, ask a question and vote by visiting https://meetnow.global/MZ2M9AW and following the instructions on your Notice, proxy card, or on the instructions that accompanied your proxy materials.

If you are a Beneficial Holder and want to attend the AGM online by webcast (with the ability to ask a question and/or vote, if you choose to do so) you have two options:

1) Registration in Advance of the AGM

Submit proof of your proxy power (“Legal Proxy”) from your broker or bank reflecting your Eros STX holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on December 17, 2021. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email: Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail: Computershare

Eros STX Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

2) Register at the AGM

Beneficial Holder Access to Virtual Meetings 2021 Proxy Season.

For the 2021 proxy season, an industry solution has been agreed upon to allow Beneficial Holders to register online at the AGM to attend, ask questions and vote. We expect that the vast majority of Beneficial Holders will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option is intended to be provided as a convenience to Beneficial Holders only, and there is no guarantee this option will be available for every type of Beneficial Holder voting control number. The inability to provide this option to any or all Beneficial Holders shall in no way impact the validity of the AGM. Beneficial Holders may choose the Register in Advance of the AGM option above, if they prefer to use this traditional, paper-based option.

In any event, please go to https://meetnow.global/MZ2M9AW for more information on the available options and registration instructions.

The online meeting will begin promptly at 2:00 p.m., GMT (UK) time. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement.

Q: Do I need to register to attend the AGM virtually?

A: Registration is only required if you are a Beneficial Holder, as set forth above.

Q: How can I vote online at the meeting?

A: If you are a Registered Holder follow the instructions on the notice, email or proxy card that you received to access the meeting.

If you are a Beneficial Holder, please see the registration options set forth in numbers (1) and (2) above. Online voting will be available during the meeting.

Q: Why are you holding a virtual meeting instead of a physical meeting?

A: We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholder and the Company. We believe that hosting a virtual meeting will enable more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access. We also believe holding a virtual meeting this year will help safeguard the health of all meeting participants in view of the concerns regarding the ongoing coronavirus pandemic.

Q: What if I have trouble accessing the AGM virtually?

A: The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

ELECTION OF DIRECTORS

The Board of Directors (the “Board”) of Eros STX Global Corporation (the “Company”) is divided into three classes, Class I, Class II and Class III, each consisting of as near an equal number of directors as possible. Under the Company’s articles of association, the total number of directors will be determined from time to time by the Board. At present, the Board has the number of directors at eight, with two directors in Class I, and three directors in each of Classes 2 and 3. Directors serve staggered terms according to class, so that only a single class of directors shall have terms expiring in any given year. Those who are elected as directors upon expiration of a term shall serve for a three-year term and until the election and qualification of their respective successors in office, or until the director’s earlier death, resignation or removal.

The current terms of our Class I directors, Dilip Thakkar and John Zhao, will expire at the Annual General Meeting. The Board has nominated Messrs. Thakkar and Zhao for re-election as Class I directors.

The Board of Directors unanimously recommends that you vote FOR each of the two nominees.

The Board believes the Board, as a whole, should possess the requisite combination of skills, professional experience, and diversity of backgrounds to oversee the Company’s business. The Board also believes there are certain attributes each individual director should possess. Accordingly, the Board and its Nomination Committee consider the qualifications of directors and director candidates individually as well as in the broader context of the Board’s overall composition and the Company’s current and future needs.

The following table sets forth the names and background information of the nominees for re-election as directors at the Annual General Meeting.

Nominees

Name and Experience

Dilip Thakkar – Mr. Thakkar is an Independent Director of our Company. Mr. Thakkar received bachelor’s a degree in commerce and in law from Mumbai University. A practicing-chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co, Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986, he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and for the British Bank of the Middle East for a period of eight years. He is the former president of the Bombay Chartered Accountants’ Society and was then, the chairman of its International Taxation Committee. Mr. Thakkar serves as an independent director of six public limited companies and five private limited companies in India and sixteen foreign companies. He has served as a director since April 2006.

John Zhao – Mr. Zhao is an Independent Director of our Company. He is the Chairman and Chief Executive Officer of Hony Capital, a leading investment group in China he founded in 2003. Under his leadership, Hony Capital currently manages over $12 billion of assets and has invested in approximately 100 companies in China and abroad, including Hospital Corporation of China Limited, Best Food Holding Company Limited, Goldstream Investment Limited, Zoomlion Heavy Industry Science and Technology Co., Ltd, Suning, STX Entertainment, Linmon Pictures, and PCCW International OTT. Mr. Zhao holds an MBA degree from the Kellogg School of Management at Northwestern University, dual Master’s degrees in Electronic Engineering and Physics from Northern Illinois University, and a Bachelor’s degree in Physics from Nanjing University.